UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 4, 2023

The Necessity Retail REIT, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	001-38597	90-0929989
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 Fifth Avenue, 30th Floor New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 415-6500

(Former name or former address, if changed since last report): N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	RTL	The Nasdaq Global Select Market
7.50% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPP	The Nasdaq Global Select Market
7.375% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPO	The Nasdaq Global Select Market
Preferred Stock Purchase Rights		The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

The following summary of the material terms of the Agreement (as defined below) described herein does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

On June 4, 2023, The Necessity Retail REIT, Inc. (“RTL”, or the “Company”) together with Global Net Lease, Inc. (“GNL” and, together with the RTL, the “Companies”), Global Net Lease Advisors, LLC (“GNL Advisor”), Global Net Lease Properties, LLC (“GNL Property Manager”), Necessity Retail Advisors, LLC (“RTL Advisor”), Necessity Retail Properties, LLC (“RTL Property Manager”), AR Global Investments, LLC (“Advisor Parent” and, together with GNL Advisor, GNL Property Manager, RTL Advisor, and RTL Property Manager, the “Advisors” and, together with the Companies and any other entities managed or advised by the Advisor Parent or its Affiliates, the “Group Companies”) entered into a Cooperation Agreement and Release (the “Agreement”) with Blackwells Capital LLC (“Blackwells Capital”), Blackwells Onshore I LLC (“Blackwells Onshore”), Jason Aintabi (collectively with Blackwells Capital and Blackwells Onshore, the “Blackwells Parties”), Related Fund Management, LLC (“Related”), Jim Lozier, and Richard O’Toole (collectively with Related and Mr. Lozier, the “Related Parties” and, collectively with the Blackwells Parties, the “Blackwells/Related Parties”).

Under the terms of the Agreement: (1) all litigation pending in Maryland state court and in federal court in the Southern District of New York, including the appeal of certain decisions in the U.S. Court of Appeals for the Second Circuit, between the parties will be dismissed with prejudice and the parties will be prohibited from initiating any future claims except to enforce the terms of the Agreement; (2) all demands made by the Blackwells/Related Parties for investigations by the board of directors of the Company (the “Board”) and the board of directors of GNL will be withdrawn and of no further force or effect as will any requests for books and records of the Company; (3) the proxy contest initiated by the Blackwells/Related Parties including the nomination of a dissident slate of directors and various advisory proposals for stockholder consideration at the Company’s 2023 annual meeting of stockholders will be terminated or withdrawn; (4) the Blackwells/Related Parties will be prohibited from (a) selling any of the shares of the Company’s Class A common stock, par value $0.01 prior to completion or earlier termination of the proposed merger between the Company and GNL (the “REIT Merger”) and the related internalization merger involving the acquisition by GNL of the entities providing the external asset and property management functions performed by affiliates of Advisor Parent for the Company and GNL (the “Internalization”) and then generally only in open market transactions subject to further limits; (b) engaging in, or acting in concert with any third party in connection with, among other things, any proxy contest or solicitation in opposition to any matter not recommended by the Board, any other activist campaign or unsolicited takeover bids between signing of the Agreement until June 4, 2033 otherwise referred to as the “Standstill Period;” (5) the Blackwells/Related Parties agreed to appear in person or by proxy at the Company’s 2023 annual meeting of stockholders and each subsequent annual meeting during the Standstill Period and any special meeting of the Company’s stockholders regarding the appointment, election or removal of directors and to vote at such meeting in accordance with the recommendation of the Board with respect to any proposal at those meetings; and (6) the Blackwells Parties have agreed to issue, at the time of the filing by the Company and GNL of a the joint prospectus/proxy statement relating to the REIT Merger and Internalization (the “Joint Proxy Statement”), a press release announcing their support of each transaction. In the event that the Blackwells/Related Parties fail to fulfil their obligations under clause (5), they will grant an irrevocable proxy to the benefit of the Company to vote at the Company’s 2023 Annual Meeting.

Under the Agreement, GNL is required to issue shares of GNL common stock, par value $0.01 (the “GNL Common Stock”) to the Blackwells/Related Parties as a settlement fee and as a consulting fee. The Company also agreed to: (i) indemnify and hold harmless the Blackwells Parties against actions, costs, losses, claims, damages or liabilities (including attorney fees) arising out of the consulting and advisory services provided by Blackwells Onshore pursuant to the Agreement, provided that the liability of the Company will not exceed $10 million; and (ii) reimburse one-half of the reasonable documented out of pocket expenses (including legal fees) incurred by the Blackwells/Related Parties in connection with the proxy contest and related litigation described herein and the Agreement. GNL will be responsible for reimbursing the other half of these expenses.

The Agreement also contains mutual non-disparagement provisions as well as mutual releases. The parties to the Merger Agreement and Internalization Agreement have agreed to waive compliance with applicable covenants in the Merger Agreement and the agreement governing the Internalization to permit the Companies to complete their obligations under the Agreement.

Item 7.01	Regulation FD Disclosure

On June 5, 2023, the Company issued a joint press release with GNL and the Blackwells/Related Parties announcing certain terms of the Agreement, a copy of which is attached hereto as Exhibit 99.1.

The information set forth in Item 7.01 of this Current Report on Form 8-K and in the attached Exhibit 99.1 is deemed to be “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information set forth in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, regardless of any general incorporation language in such filing.

About The Necessity Retail REIT – Where America Shops

The Necessity Retail REIT (Nasdaq: RTL) is the preeminent publicly traded real estate investment trust (REIT) focused on “Where America Shops.” RTL acquires and manages a diversified portfolio of primarily necessity-based retail single tenant and open-air shopping center properties in the U.S. Additional information about RTL can be found on its website at www.necessityretailreit.com.

Forward-Looking Statements

The statements in this communication that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” expects,” “plans,” “intends,” “would,” or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in the Company, including the adjustments giving effect to the REIT Merger and the Internalization as described in this communication, as well as the potential success that the Company and GNL may have in executing the REIT Merger and Internalization, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause the Company’s actual results, or the Company’s actual results after making adjustments to give effect to the Merger and the Internalization, to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) the Company’s and GNL’s ability to complete the proposed REIT Merger and Internalization on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transactions, (iii) ability of the GNL to obtain lender consent to amend its Second Amended and Restated Credit Facility or any other the GNL loan agreement, if at all, or on terms favorable to the GNL, (iv) risks related to the potential repeal of the Company’s Shareholder’s Rights Plan; (v) risks related to the decrease in the beneficial ownership requirements of the Company’s applicable classes and series of stock; (vi) risks related to diverting the attention of the Company’s and GNL’s management from ongoing business operations, (vii) failure to realize the expected benefits of the proposed transactions, (viii) significant transaction costs or unknown or inestimable liabilities, (ix) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (x) the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (xi) risks related to future opportunities and plans for GNL post-closing, including the uncertainty of expected future financial performance and results of GNL post-closing following completion of the proposed transactions, (xii) the effect of the announcement of the proposed transaction on the ability of the Company and GNL to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships, (xiii) the effect of any downgrade of the Company’s or GNL’s corporate rating or to any of their respective debt or equity securities including the outstanding notes under the RTL Indenture; (xiv) risks related to the market value of the GNL Common Stock to be issued in the proposed transactions; (xv) other risks related to the completion of the proposed transactions, (xvi) potential adverse effects of the ongoing global COVID-19 pandemic, including actions taken to contain or treat the COVID-19, on the Company, the Company’s tenants and the global economy and financial market, (xvii) the risk that one or more parties to the Agreement may not fulfil its obligations under the Agreement, as well as the additional risks, uncertainties and other important factors set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in the Company’s subsequent reports. Further, forward-looking statements speak only as of the date they are made, and Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

Additional Information About the REIT Merger and Internalization and Where to Find It

In connection with the proposed transactions, GNL intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of GNL and a joint proxy statement of GNL and the Company. Each party also plans to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. A definitive joint proxy statement/prospectus will be sent to the Company’s stockholders and GNL’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company and GNL with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by GNL with the SEC will be available free of charge on GNL’s website at www.globalnetlease.com or by contacting GNL’s Investor Relations at investorrelations@globalnetlease.com. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.necessityretailreit.com or by contacting the Company’s Investor Relations at ir@rtlreit.com.

Additional Information About the Annual Meeting and Where to Find It

The Company has filed a definitive proxy statement on Schedule 14A, an accompanying GOLD proxy card and other relevant documents with the SEC in connection with such solicitation of proxies from the Company’s stockholders for the Company’s 2023 annual meeting of stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of the definitive proxy statement, an accompanying proxy card, any amendments or supplements to the definitive proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Filings and Financials” section of the Company’s website, www.necessityretailreit.com, or by contacting ir@rtlreit.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Participants in the Proxy Solicitation

The Company, RTL OP, Advisor Parent and RTL Advisor, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions and the matters to be considered at the Company’s 2023 Annual Meeting of Stockholders. Information about directors and executive officers of the Company is available in its proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 10, 2023, as supplemented or amended from time to time. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from the Company as indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Cooperation Agreement and Release dated as of June 4, 2023, by and among Global Net Lease, Inc., The Necessity Retail REIT, Inc., Global Net Lease Advisors, LLC, Global Net Lease Properties, LLC, Necessity Retail Advisors, LLC, Necessity Retail Properties, LLC, AR Global Investments, LLC, Blackwells Capital LLC, Blackwells Onshore I LLC, Jason Aintabi, Related Fund Management, LLC, Jim Lozier, and Richard O’Toole.

99.1	Joint Press Release, dated June 5, 2023

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NECESSITY RETAIL REIT, INC.

Date: June 5, 2023	By:	/s/ Edward M. Weil, Jr.
	Name:	Edward M. Weil, Jr.
	Title:	Chief Executive Officer and President